Filed by Colombier Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp. II

Commission File No. 001-41874

Date: June 4, 2025

The following statements by Marc Nemati, the President and Chief Executive Officer of Metroplex Trading Company LLC (doing business as GrabAGun.com) (“GrabAGun”), which is party to a previously disclosed Business Combination Agreement, dated as of January 6, 2025, between GrabAGun and Colombier Acquisition Corp. II, were made at Maxim Group’s “2025 Virtual Tech Conference: Discover the Innovations Reshaping Tomorrow” Virtual Conference on June 4, 2025.

Thomas Forte (01:47):

All right. So I look forward then to our follow-up questions, which I think basically give you an opportunity to explain why each of those things is important. Of course. So Francesco’s got a question as it pertains to your sponsor, Francesco?

Francesco Marmo (02:02):

Yes, yes. Hey Marc. So your SPAC sponsor Colombier was also the sponsor for another one of our corporate companies, which is Public Square. They have an impressive roster of investors and advisors including Donald J. Trump, Jr. and Omeed Malik. How are they helping you engage with prospective investors and how do you expect them to again once you de-SPAC?

Marc Nemati (02:28):

Of course. Yeah. Colombier has been a game changer for us. Their network includes not just financial capital, but cultural capital. And in this category like ours, that does really matter. So they’ve aligned themselves with platforms like you mentioned, public Square, which is a very engaged, values driven audience. That audience overlaps heavily with our customer base as well, which creates a natural synergy. Their involvement has helped us access investors who might not otherwise engage with the firearms or a Second Amendment related business. And that’s not because those parties aren’t interested, but it’s because the category has been misunderstood and overlooked. So Colombier brings both this mainstream credibility and ideological alignment, which is rare. And then post de-SPAC, we expect ‘em to play a role in our strategic partnerships, really helping us to expand, not unlike what they’ve done with other companies in their portfolio, their ability to understand the narrative and investor psychology is a real asset as we look to scale publicly. Additionally with Don, we have a massive cultural reach. He’s a passionate outdoorsman, defender of the Second Amendment, extremely respected within the space, and that also extends to the rest of our pro forma board. They’re all very passionate about the two-way space and well known within the industry. So not only are they advising us, they have key contacts in how we plan to expand and consolidate within the sector.

Thomas Forte (03:53):

So what I would say is that as a longtime follow the e-commerce industry, historically the metric investors look at most is customer acquisition costs and lifetime value of a customer. And I think having them as a sponsor and having the social reach, as you pointed out, should have a material benefit to your customer acquisition costs.

Marc Nemati (04:13):

Definitely. They’ll bring us a lot more media attention with a lot of their earned media and things of that nature that’ll help us gain not only customers, but become more of a household brand.

Marc Nemati (12:34):

Yeah, so this is probably one of our biggest strategic challenges, but also it can become one of our biggest advantages. So as you know, the mainstream digital platforms ban paid advertisements for firearms. So that means no Google shopping ads, no Instagram, no YouTube ads, no Facebook pixels. So we responded by building a robust organic marketing engine. So we leverage a lot of SEO heavy reliance on email marketing. We have a very large subscription list. We send a large of volume of emails, but even so we’re near I think a billion emails a year. Even with that, we have a very, very successful open rate of near 30%. So our content is designed not just to educate, but really to convert. So we also leverage affiliate programs and publisher relationships within the space to drive traffic from trusted voices in the space. And then on the backend, we use the data to segment and personalize outreach in efficient ways that really allows us to tailor those emails and SMS messages for that customer. This is also where our partnership with Colombier is huge. So not only is their reach massive, but they give us the ability to spread our message throughout their new media universe and unearned media voices plus two of our board members, Donald Trump Jr. and Colion Noir have a massive two way of reach and following. So that end result is that we a brand that builds trust and engagement over time rather than relying on interruption based paid advertising.

Marc Nemati (20:25):

So what makes this back transaction so compelling is that it arms us, pun intended, with the tool to act on that vision. So we expect to be sitting on a significant amount of cash enough, to pursue both strategic M&A and vertical integration and then also will be powered by a public stock as a currency which allows us to engage in equity driven deals that might appeal to family-owned or founder-led companies looking for liquidity and upside. So when we talk about Pew or PEW, which will be our stock symbol, we’re not just talking about GrabAGun as a standalone, we’re talking about the platform company that can roll up, modernize and be the foundation for this passionate sector. Investors in PEW are backing a consolidation engine with real operating leverage, strong cultural alignment, and a clear path to growth. Because of this, we will revolutionize the space and make the whole industry improved.

Thomas Forte (21:26):

Yeah, I mean I’ve followed the internet since ‘96 and I’ve followed the recent wave of SPACs. But I would say that you’ve checked all the boxes and super impressed by your strategy and your intent on what you want to do, how you are going to infuse technology in a sector that could be disrupted by that tech infusion and recognize some of the challenges you have maybe on digital marketing, but with the brand ambassadors you have, maybe that’s too strong a term to say brand ambassador, but with the ambassadors you have. Super impressive. Alright, so Francesco, I don’t know if there’s anything else Marc can add, but go ahead and give ‘em the standard closing question.

Francesco Marmo (22:21):

Yes. So just to close like an open question, is there anything else Ambassador should consider that we have not discussed?

Marc Nemati (22:30):

I mean the main consideration is obviously our roll-up strategy. We talked a little bit about our board. We have a very, very impressive proforma board. So, mentioned Donald Trump Jr. a big 2A voice, lawyer, Chris Cox, who is a former executive director of the NRA. We have Blake Masters, a Peter Thiels protege, entrepreneur, big 2A advocate. Kelly Reisdorf, former Vista, and CEO of USA Shooting. Again, big passionate Second Amendment person. Andy Keegan, former CFO of Vista, publicly traded company within the industry. And Dusty Wunderlich, a very smart individual, passionate about Second Amendment and has roots, deep roots in FinTech. So we have this big team behind us that obviously is all very ingrained within our industry, but that also goes to speak about how respected they are within the space and their connections that they have in terms of what we’re going to do with this roll up strategy. So they know everybody in the industry, everybody knows them. We have real opportunity to start knocking on the right doors and getting the right kind of targets aligned for our M&A strategy.

Additional Information

GrabAGun Digital Holdings Inc. (“Pubco”), Colombier Acquisition Corp. II (“Colombier II”) and Metroplex Trading Company, LLC (d/b/a GrabAGun) (“GrabAGun”) intend to file with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed business combination (the “Business Combination”) among Colombier II, Pubco, Gauge II Merger Sub Corp (“Colombier Merger Sub”), Gauge II Merger Sub LLC, (“GrabAGun Merger Sub”) and GrabAGun pursuant to the Business Combination Agreement, dated January 6, 2025, between the parties (the “Business Combination Agreement”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Colombier II as of a record date to be established for voting on Colombier II’s proposed Business Combination with GrabAGun. SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: clbr@icrinc.com.

Participants in The Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering (“IPO”), Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 25, 2024 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer Or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE, following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this communication. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.